UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 1, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 1, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors continues its growth trajectory in May 2015

Key Highlights:

  Tata Motors exports saw a strong growth of 47% in May 2015
  Passenger cars grew by 32%, largely led by Zest and Bolt sales
  M&HCVs grew by 17% in May 2015

  Mumbai, June 1, 2015:Tata Motors continued to witness strong growth in certain key segments as passenger cars (excluding UV's), M&HCV and Exports grew by 32%, 17% and 47%, respectively, year-on-year; with the total commercial and passenger vehicles sales (including exports) in May 2015 of 39,496 vehicles, a growth of 5% over 37,538 vehicles sold in May 2014. The company's domestic sales of Tata commercial and passenger vehicles for May 2015 were at 34,818 nos., remained flat.

  Cumulative sales (including exports) for the company for the fiscal are 75,641 nos., higher by 6% over 71,442 vehicles, sold last year.

  Passenger Vehicles

  In May 2015, Tata Motors passenger vehicles recorded an year-on-year growth of 21%, with sales of 11,138 nos., compared to 9,230 nos.

  The growth trend was driven by the cars segment, specifically the new launches of Zest and Bolt and with positive early response to the new GenX Nano. The sales of the passenger cars in May 2015 were higher by 32% at 9,176 nos., compared to 6,932 nos., in May 2014. The UV sales declined by 15% at 1,962 nos., in May 2015.

  Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 21,368 nos., higher by 28% over last year.

  Commercial Vehicles

  In the commercial vehicles, M&HCV sales continued to show growth at 10,788 nos., higher by 17%, over May 2014. The Light & Small Commercial Vehicle sales however continued to reflect the industry decline and were at 12,892 nos., a decline of 19% over May 2014. These impacted the overall commercial vehicles sales for the company in May 2015 in the domestic market that were at 23,680 nos., a decline of 6%, over May 2014.

  Cumulative sales of commercial vehicles in the domestic market for the fiscal was 45,809 nos., lower by 2% over last year. Cumulative LCV sales was 24,842 nos., a decline of 14% over last year, while M&HCV sales at 20,967 nos., were higher by 19%, over last year.

  Exports

  The company's sales from exports were 4,678 nos., in May 2015, higher by 47% compared to 3,191 vehicles in May 2014. The cumulative sales from exports for the fiscal at 8,464 nos., were higher by 4%, over 8,124 nos., sold last year.

  About Tata Motors

  Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

  (www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

  Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.